Exhibit 99.1
C3IS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month
period ended June 30, 2025 and the
six-month
period ended June 30, 2024. Unless otherwise specified herein, references to the “Company” or “we” shall include C3is Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form
20-F
for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2025 (the “Annual Report”). All share amounts reflect the (1)
1-for-100
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2)
1-for-2.5
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; and (3)
1-for-6
reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025.
Overview
C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the two drybulk carriers in our initial fleet, that Imperial Petroleum Inc. (“Imperial Petroleum”) contributed to us in connection with the
Spin-Off
(as defined below), together with $5,000,000 in cash as working capital, in return for our common shares and Series A Convertible Preferred Stock. Imperial Petroleum Inc. had acquired the two drybulk carriers from Vafias family interests on September 21, 2022 and October 19, 2022, respectively.
On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the
“Spin-Off”).
Upon completion of the
Spin-Off,
on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part.
C3is Inc. is a ship-owning company providing international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and since the third quarter of 2023 to oil producers, refineries and commodities traders.
In July 2023, the Company agreed to acquire one Aframax crude oil tanker, the “Afrapearl II (ex. Stealth Berana)” (2010 built), from Imperial Petroleum for $43 million. Afrapearl II (ex. Stealth Berana) was delivered to our fleet on July 14, 2023. The vessel was fully repaid in July 2024, and is debt free.
In April 2024, the Company entered into an agreement to acquire a 33,664 DWT handysize bulk carrier from an affiliated company for $16.19 million. 10% of the purchase price was paid on delivery, with the remaining interest-free balance paid in April 2025.
As of June 30, 2025, the Company’s fleet consisted of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of the fleet is 213,468 dwt.

Our Fleet
As of September 22, 2025 the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Special Survey Timing	Employment Status	Daily Charter Rate	Expiration of Charter (2)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Q2 2026	Time Charter	$14,200	October 2025
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Q2 2027	Time Charter	$12,000	October 2025
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Q2 2027	Time Charter	$13,000	December 2025
Tanker
Afrapearl II	2010	Korea	115,804	Aframax oil tanker	Completed in Q3 2025 1	Spot
Fleet total			213,468 dwt

1.	Completed in August 2025 over 23 days at a cost of $1.3 million.
2.	Earliest date charters could expire.
As of September 22, 2025, we had our Handysize drybulk carriers under time charter employment expiring in September and October 2025. Our tanker vessel was operating in the spot market, as market conditions and rates were favorable for spot employment.
Selected Financial Data
(in US Dollars except for Fleet Data)
The following tables present certain summary historical and other data of C3is Inc.
The selected consolidated financial data for the six months ended June 30, 2024 and 2025 are derived from the unaudited interim condensed consolidated financial statements of C3is Inc. included elsewhere in this report. The selected consolidated financial data as of December 31, 2024 are derived from the consolidated financial statements of C3is Inc. included in the Annual Report.
Statement of Operations Data
(In U.S. dollars)

	For the six- month period ended June 30, 2024	For the six- month period ended June 30, 2025
Statement of Operations Data
Revenues	23,619,205	19,408,005
Voyage expenses	(5,680,135)	(7,343,749)
Voyage expenses – related party	(295,839)	(237,802)
Vessel operating expenses	(3,730,571)	(4,489,982)
Vessel operating expenses – related party	(67,167)	(66,500)
Dry-docking costs	—	(78,701)
Depreciation	(2,926,709)	(3,250,941)
Management fees – related party	(263,120)	(318,560)

General and administrative expenses	(1,883,512)	(1,059,681)
General and administrative expenses – related party	(225,445)	(270,245)
Income from operations	8,546,707	2,291,844
Interest and finance costs	(8,592)	(4,192)
Interest and finance costs – related party	(1,691,831)	(365,935)
Interest income	642,567	177,264
Foreign exchange loss	(282,647)	(18,822)
(Loss) / gain on warrants	(15,176,536)	508,232
Net (loss) / income	(7,970,332)	2,588,391

	As of December 31, 2024	As of June 30, 2025
Balance Sheet Data
Cash and cash equivalents	4,640,343	675,771
Time deposits	7,948,706	1,600,000
Current assets	16,339,358	9,204,772
Vessels, net	84,149,805	80,898,864
Total assets	100,489,163	90,103,636
Current liabilities	18,690,874	5,712,947
Warrant liability	10,437,034	9,799,073
Total liabilities	29,127,908	15,512,020
Capital stock	7,065	9,239
Total stockholders’ equity	71,361,255	74,591,616
Other Financial Data

	For the six-month period ended June 30, 2024	For the six-month period ended June 30, 2025
Net cash provided by operating activities	21,392,996	2,947,983
Net cash (used in)/provided by investing activities	(6,611,629)	6,186,806
Net cash provided by/(used in) financing activities	16,840,503	(13,099,361)
Fleet Data

	For the six-month period ended June 30, 2024	For the six-month period ended June 30, 2025
Average number of vessels (1)	3.3	4.0
Period end number of owned vessels in fleet	4	4
Total calendar days for fleet (2)	598	724
Total voyage days for fleet (3)	594	724
Fleet utilization (4)	99.3%	100.0%
Total charter days for fleet (5)	367	464
Total spot market days for fleet (6)	227	260
Fleet operational utilization (7)	90.3%	84.8%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)
Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period and the days that vessels were commercially idle.
6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

8)
Average time charter equivalent daily rate (“average TCE rate”) is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP
measures comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period
changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

Results of Operations
Six-month
period ended June 30, 2025 compared to the
six-month
period ended June 30, 2024
An average of 4 vessels were owned by the Company during the six months ended June 30, 2025 compared to 3.3 vessels for the same period of 2024.
Voyage Revenues
for the six months ended June 30, 2025 amounted to $19.4 million, a decrease of $4.2 million compared to revenues of $23.6 million for the six months ended June 30, 2024, primarily due to the decrease in the average TCE rate of our vessels. Total calendar days for our fleet were 724 days for the six months ended June 30, 2025, as compared to 598 days for the same period in 2024. Of the total calendar days in the first six months of 2025, 464 or 64.1%, were time charter days, as compared to 367 or 61.4% for the same period in 2024. Our fleet operational utilization was 84.8% and 90.3% for the six months ended June 30, 2025 and 2024, respectively.
Voyage expenses and vessels’ operating expenses
for the six months ended June 30, 2025 were $7.6 million and $4.6 million, compared to $6.0 million and $3.8 million for the six months ended June 30, 2024. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2025 mainly included bunker costs of $3.9 million, corresponding to 51% of total voyage expenses, and port expenses of $3.2 million, corresponding to 42% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the six months ended June 30, 2025 mainly included crew expenses of $2.4 million, corresponding to 52% of total operating expenses, spares and consumables costs of $0.9 million, corresponding to 20%, and maintenance expenses of $0.6 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.
Depreciation
for the six months ended June 30, 2025 was $3.3 million, a $0.4 million increase from $2.9 million for the same period of last year, due to the increase in the average number of our vessels.
Management fees
for the six months ended June 30, 2025 and 2024 were $0.3 million for both periods.
General and Administrative costs
for the six months ended June 30, 2025 and 2024 were $1.3 million and $2.1 million, respectively. The $0.8 million decrease mainly related to expenses incurred in the six months ended June 2024 relating to the two public offerings.
Interest and finance costs
for the six months ended June 30, 2025 and 2024 were $0.4 million and $1.7 million, respectively. The $1.3 million decrease is related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.
Interest income
for the six months ended June 30, 2025 and 2024 was $0.2 million and $0.6 million respectively. The decrease of $0.4 million is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.
Gain on warrants
 for the six months ended June 30, 2025 was $0.5 million as compared with the loss on warrants of $15.2 million for the six months ended June 30, 2024, and mainly related to the net fair value changes on our
Class B-1
and
B-2
Warrants and
Class C-1
and
C-2
warrants and were classified as liabilities.
Net Income
for the six months ended June 30, 2025 was $2.6 million corresponding to an EPS, basic, of $0.52 and an EPS, diluted, of $(0.06), compared to a net loss of $8.0 million corresponding to an EPS, basic and diluted, of $(47.82) for the six months ended June 30, 2024.
Cash Flows
Net cash provided by operating activities
Net cash provided by operating activities
was $2.9 million for the six months ended June 30, 2025 compared to $21.4 million for the six months ended June 30, 2024. Net cash provided by operating activities decreased in the six months ended June 30, 2025 compared to six months ended June 30, 2024 by $18.5 million, due to the decrease in our profitability, excluding non-cash
items, by $5.8 million due to the drop in revenue as a result of the decrease in the average TCE rate of our vessels by 45%, from $29,702 for the six months ended June 30, 2024 to $16,335 for the six months ended June 30, 2025, as well as the unfavourable movements in assets and liabilities from working capital movements between the two periods such as trade and other receivables by $10.1 million and payable to related parties by $2.5 million.
Net cash (used in)/ provided by investing activities
Net cash provided by investing activities
was $6.2 million for the six months ended June 30, 2025 compared to net cash used in investing activities of $6.6 million for the six months ended June 30, 2024, due to the decrease in bank time deposits entered into in 2025 following the payment of 90% of the acquisition price of the third handysize drybulk vessel, Eco Spitfire, in April 2025.

Net cash provided by/ (used in) financing activities
Net cash used in financing activities
was $13.1 million for the six months ended June 30, 2025, compared to net cash provided by financing activities of $16.8 million for the six months ended June 30, 2024, following the payment of 90% of the acquisition price of the third handysize drybulk vessel, Eco Spitfire, in April 2025.
Liquidity and Capital Resources
As of June 30, 2025, we had cash and cash equivalents of $0.68 million, and bank time deposits of $1.6 million. In August and September 2025, we received an aggregate of $2.04 million from the exercise of an aggregate of 672,464
Class B-2
and
C-2
Warrants.
Our principal sources of funds for our liquidity needs have been cash flows from operations, as we derive all our revenues from the payment of charter hire and spot voyages by the charterers of our vessels. Potential additional sources of funds may include additional equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. For instance, we filed a registration statement for a potential offering of common stock and warrants with the SEC on September 3, 2025. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.
Our liquidity, as of June 30, 2025, was primarily impacted by financial liability of $14.6 million, paid in April 2025, being the 90% of the purchase price of the handysize bulk carrier acquired in April 2024. Our liquidity needs also include expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.
As of June 30, 2025, we had no bank debt. We may incur indebtedness in the future to finance the growth of our fleet.
We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment and subject to either the successful completion of equity offerings or the incurrence of bank debts, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, the conflict in Ukraine and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, supply and demand for drybulk cargoes, oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, our ability to profitably operate in the drybulk and crude oil tanker sectors, our ability to comply with the Nasdaq listing rules, including maintaining compliance with respect to the minimum bid price requirement, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the reports we file with the U.S. Securities and Exchange Commission.

Index to unaudited interim condensed consolidated financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.
Unaudited condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025	F-2
Unaudited condensed consolidated statements of operations for the six-month periods ended June 30, 2024 and 2025	F-3
Unaudited condensed consolidated statements of stockholders’ equity for the six-month periods ended June 30, 2024 and 2025	F-4
Unaudited condensed consolidated statements of cash flows for the six-month periods ended June 30, 2024 and 2025	F-5
Notes to the unaudited interim condensed consolidated financial statements	F-6

C3is Inc.
Unaudited interim condensed
consolidated
balance sheets
As of December 31, 2024 and June 30, 2025
(Expressed in United States Dollars, Except for share Data)

		As of December 31, 2024	As of June 30, 2025
Assets
Current assets
Cash and cash equivalents		4,640,343	675,771
Time deposits		7,948,706	1,600,000
Trade and other receivables		2,815,442	5,682,159
Other current assets	(Note 10)	—	27,891
Inventories	(Note 4)	884,148	1,142,233
Advances and prepayments		21,951	18,193
Operating lease right-of-use assets		28,768	58,525

Total current assets		16,339,358	9,204,772

Non current assets
Vessels, net	(Note 5)	84,149,805	80,898,864

Total non current assets		84,149,805	80,898,864

Total assets		100,489,163	90,103,636

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable		908,342	1,350,901
Payable to related parties	(Note 3)	16,319,561	2,964,300
Accrued and other liabilities	(Note 6)	1,272,095	1,223,554
Operating lease liabilities		28,768	58,525
Deferred income		162,108	115,667

Total current liabilities		18,690,874	5,712,947

Non current liabilities
Warrant liability	(Note 8)	10,437,034	9,799,073

Total non current liabilities		10,437,034	9,799,073

Total liabilities		29,127,908	15,512,020

Commitments and contingencies	(Note 13)
Common stock, 2,000,000,000 shares with par value $0.01 authorized, 706,500 and 923,943 issued and outstanding as of December 31, 2024 and June 30, 2025, respectively (Note 8)		7,065	9,239
Preferred Stock, 200,000,000 shares authorized Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025		6,000	6,000
Additional paid-in capital		71,091,138	73,926,017
Retained earnings		257,052	650,360

Total stockholders’ equity		71,361,255	74,591,616

Total liabilities and stockholders’ equity		100,489,163	90,103,636

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of operations
For the
six
-month
periods ended June 30, 2024 and 2025
(Expressed in United States dollars)

		For the six-month periods ended June 30,
		2024	2025
Revenues
Revenues	(Note 10)	23,619,205	19,408,005

Total revenues		23,619,205	19,408,005

Expenses
Voyage expenses		5,680,135	7,343,749
Voyage expenses – related party	(Note 3)	295,839	237,802
Vessels’ operating expenses		3,730,571	4,489,982
Vessels’ operating expenses – related party	(Note 3)	67,167	66,500
Drydocking costs		—	78,701
Management fees – related party	(Note 3)	263,120	318,560
General and administrative expenses		1,883,512	1,059,681
General and administrative expenses – related party	(Note 3)	225,445	270,245
Depreciation	(Note 5)	2,926,709	3,250,941

Total expenses		15,072,498	17,116,161

Income from operations		8,546,707	2,291,844

Other (expenses)/income
Interest and finance costs		(8,592)	(4,192)
Interest and finance costs – related parties	(Note 3)	(1,691,831)	(365,935)
Interest income		642,567	177,264
Foreign exchange loss		(282,647)	(18,822)
(Loss)/gain on warrants	(Note 8)	(15,176,536)	508,232

Other (expenses)/income, net		(16,517,039)	296,547

Net (loss)/income		(7,970,332)	2,588,391

(Loss)/earnings per share (Note 9)
-Basic		(47.82)	0.52
-Diluted		(47.82)	(0.06)
Weighted average number of shares (Note 9)
-Basic		234,474	733,370
-Diluted		234,474	1,804,320
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed
consolidated
statements of stockholders’ equity for the
six-month
periods ended June 30, 2024 and 2025
(Expressed in United States Dollars, Except for Number of Shares)

	Common stock		Preferred stock			Retained earnings/ (accumulated deficit)
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital		Total
Balance, December 31, 2023	5,829	58	600,000	6,000	47,191,872	8,345,919	55,543,849
Issuance of common stock, net of issuance costs (Note 8)	98,627	986	—	—	4,314,960	—	4,315,946
Exercise of warrants (Note 8)	579,387	5,794	—	—	14,668,678	—	14,674,472
Stock-based compensation	—	—	—	—	126,480	—	126,480
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(379,166)	(379,166)
Down round deemed dividend on Series A preferred shares ($4.77 per preferred share) (Note 8)	—	—	—	—	2,862,000	(2,862,000)	—
Net loss	—	—	—	—	—	(7,970,332)	(7,970,332)

Balance, June 30, 2024	683,843	6,838	600,000	6,000	69,163,990	(2,865,579)	66,311,249

	Common stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2024	706,500	7,065	600,000	6,000	71,091,138	257,052	71,361,255
Exercise of warrants (Note 8)	217,443	2,174	—	—	788,361	—	790,535
Stock-based compensation	—	—	—	—	228,518	—	228,518
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(377,083)	(377,083)
Down round deemed dividend on Series A preferred shares ($3.03 per preferred share) (Note 8)	—	—	—	—	1,818,000	(1,818,000)	—
Net income	—	—	—	—	—	2,588,391	2,588,391

Balance, June 30, 2025	923,943	9,239	600,000	6,000	73,926,017	650,360	74,591,616

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed
consolidated
statements of cash flows for the
six-month
periods ended June 30, 2024 and 2025
(Expressed in United States Dollars)

	For the six-month period ended June 30,
	2024	2025
Cash flows from operating activities:
Net (loss)/ income for the period	(7,970,332)	2,588,391
Adjustments to reconcile net (loss)/income to net cash provided by operating activities :
Depreciation	2,926,709	3,250,941
Share based compensation	126,480	228,518
Unrealized foreign exchange loss on time deposits	156,921	—
Loss/ (gain) on warrants	15,176,536	(508,232)
Non-cash lease expense	2,386	33,002
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	7,265,016	(2,866,717)
Other current assets	(64,399)	(27,891)
Inventories	(420,139)	(258,085)
Advances and prepayments	35,925	3,758
Increase/(decrease) in
Trade accounts payable	361,504	442,559
Changes in operating lease liabilities	(2,386)	(33,002)
Payable to related parties	2,659,029	189,723
Accrued liabilities	244,147	(48,541)
Deferred income	(183,023)	(46,441)

Net cash provided by operating activities	21,392,996	2,947,983

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessel	(1,623,125)	(161,900)
Increase in bank time deposits	(20,001,175)	(1,600,000)
Maturity of bank time deposits	15,012,671	7,948,706

Net cash (used in)/provided by investing activities	(6,611,629)	6,186,806

Cash flows from financing activities
Proceeds from follow-on offering	13,147,990	—
Repayment of seller financing	—	(13,381,000)
Proceeds from exercise of warrants	5,852,396	660,806
Stock issuance costs	(1,778,633)	—
Dividends paid on preferred shares	(381,250)	(379,167)

Net cash provided by/(used in) financing activities	16,840,503	(13,099,361)

Net increase/(decrease) in cash and cash equivalents	31,621,870	(3,964,572)

Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	32,317,158	675,771

Supplemental Cash Flow Information
Cash paid for interest in relation to seller financing	—	1,190,000
Non-cash Financing Activities
Cashless exercise of Class B1 and Class C1 warrants	1,768,665	—
Dividends on preferred shares Series A included in payable to related parties	160,417	160,416
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1.	Basis of Presentation and General Information
C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 2,122 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 2,122 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.
The accompanying unaudited interim condensed consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted using the historical carrying costs of its assets and liabilities from their dates of incorporation.
The unaudited interim condensed consolidated financial statements have been
prepared in accordance with U.S. generally accepted accounting principles or U.S GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form
20-F
filed with the Securities and Exchange Commission on April 28, 2025 (the “2024 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025. The reporting and functional currency of the Company is the United States Dollar.
The consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
At June 30, 2025, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s
Non-Executive
Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. is herein referred to as the “Manager”.
At June 30, 2025, the subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/04/2024	Eco Spitfire	33,664	10/05/2024
On April 12, 2024, on December 31, 2024 and on April 3, 2025, the Company
effected a 1-for-100, a 1-for-2.5 and
a 1-for-6 reverse stock
splits, of its shares of common stock (collectively referred to as “RSS”).
All share and per share amounts disclosed in these unaudited interim condensed consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock splits.

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2024 Consolidated Financial Statements. There have been no material changes to these policies or pronouncements in the six months ended June 30, 2025.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance
, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.
Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the unaudited interim condensed consolidated balance sheets.
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services (the “Crew management fees”) and the related expense is included in “Operating expenses – related party” in the unaudited interim condensed consolidated statements of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related party” in the unaudited interim condensed consolidated statements of operations.
The current account balance with the Manager at December 31, 2024 and June 30, 2025 was a liability of $1,441,251 and $2,803,884, respectively. The liability as at December 31, 2024 and June 30, 2025 mainly represents payments made by the Manager on behalf of the Company.
On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000. The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was paid in cash, while the remaining amount of $38,700,000 was paid in July 2024 and had no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000, subsequently paid in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $1,516,436 for the six months ended June 30, 2024 was included in “Interest expense-related parties” in the unaudited interim condensed consolidated statements of operations.
On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000. The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e. $1,619,000 was paid in cash, upon delivery, while the remaining amount of $14,571,000 was paid in April 2025 and had no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depended only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 paid in April 2025, was accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $175,395 and $365,935, for the periods from April 10, 2024 to June 30, 2024 and from January 1, 2025 to April 10, 2025, respectively, was included in “Interest expense-related parties” in the unaudited interim condensed consolidated statements of operations.
The current account balance with Imperial Petroleum Inc. at June 30, 2025 was a liability of $160,416 (December 31, 2024: $162,500). The liability for both periods related to the accrued dividend payable on Series A Preferred Shares.

The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the
Company’s Non-Executive
Chairman, at June 30, 2025 was nil since the balance repaid in April 2025 and $14,715,810 as of December 31, 2024. The liability as of December 31, 2024 related to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which included the Remaining purchase price, accrued interest of $824,065 and payables of $510,745 relating to inventory on board the vessel.
The amounts charged by the Company’s related parties comprised the following:

	Location in unaudited interim condensed consolidated statements of operations	Six-month period ended June 30, 2024	Six-month period ended June 30, 2025
Management fees	Management fees – related party	263,120	318,560
Brokerage commissions	Voyage expenses – related party	295,839	237,802
Superintendent fees	Vessels’ operating expenses – related party	18,000	6,500
Crew management fees	Vessels’ operating expenses – related party	49,167	60,000
Executive compensation	General and administrative expenses – related party	223,059	237,243
Rental expense	General and administrative expenses – related party	2,386	33,002
Commission – vessel purchased	Vessels, net	161,900	—
Interest expense	Interest expense – related parties	1,691,831	365,935

4.	Inventories
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2024	June 30, 2025
Bunkers	554,165	846,740
Lubricants	329,983	295,493

Total	884,148	1,142,233

5.	Vessels, Net
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, January 1, 2025	94,990,150	(10,840,345)	84,149,805
Depreciation for the period	—	(3,250,941)	(3,250,941)
Balance, June 30, 2025	94,990,150	(14,091,286)	80,898,864
At June 30, 2025, the Company performed an impairment review of its vessels since the book values of three vessels were substantially higher than their market values. As a result of the impairment review, undiscounted net op era
ting cash flows exceeded each vessel’s carrying value and no impairment loss was recognized for the six-month
period ended June 30, 2025.

6.	Accrued and Other Liabilities
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2024	June 30, 2025
Vessel operating expenses	965,641	994,293
Voyage expenses	155,275	89,474
Administrative expenses	151,179	139,787

Total	1,272,095	1,223,554

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, balances with related parties, trade accounts payable and accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.
Fair Value Disclosures:
The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, time deposits, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1 and Class C2 warrant liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2024 Consolidated Financial Statements.
Common stock and warrants:

i)	Equity Offerings
As of June 30, 2025, the exercise price and number of shares issuable upon exercise of the then outstanding Class B1, Class B2, Class C1 and Class C2 warrants was $3.0391, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 3, 2025 (Note 1) and the number of shares issuable upon exercise of the warrants were adjusted, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged. During the six-month
period ended June 30, 2025, 107,500 common shares were issued upon the exercise of Class B2 warrants with fair value $62,572 for net proceeds of $326,672 and 109,943 common shares were issued upon the exercise of Class C2 warrants with fair value $67,157, for net proceeds of $334,134.

Warrant	Shares to be issued upon exercise of remaining warrants existed as of June 30, 2025
Class B1	52,511
Class B2	2,990,342
Class C1	12,649
Class C2	3,143,728

Total	6,199,230

As of June 30, 2025, the
Company re-valued
the outstanding warrants classified as liabilities. For the six months ended June 30, 2025, the Company recognized a gain of $508,232 (2024: loss of $15,176,536) resulting from the change in the fair value of the liability for the unexercised warrants.
The value of the outstanding warrants as of June 30, 2025, was $9,799,073 (December 31, 2024: $10,437,034) and presented under ‘Warrant liability” in the accompanying unaudited interim condensed balance sheets. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at each settlement and at each measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.
For the valuation at June 30, 2025, the Company used a volatility of 57.06%, a risk free rate of 3.81% and a market value of common stock of $3.28.
The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2024	10,437,034
Change in fair value of warrants	(508,232)
Write-off of warrant liability due to exercise of warrants	(129,729)
Balance as of June 30, 2025	9,799,073
Preferred shares:
As of June 30, 2025, the conversion price of Series A Preferred shares was $3.0391, as adjusted, after the RSS effective on April 3, 2025 (Note 1). Pursuant to ASC 260, Earnings per Share, the Company recorded a deemed dividend for the down round adjustment of $1,818,000 which reduced income available to common shareholders in the Company’s earnings per share calculation (Note 9).
Aggregate dividends of $0.4 million were paid on the Company’s Series A Preferred Shares during the six m on
ths ended June 30, 2025.

9.	(Loss)/earnings per share
All of the Company’s shares (including
non-vested
restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class
method of computing (loss)/earnings per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested
restricted stock as well as undistributed earnings allocated to non vested stock are deducted from net income for the purpose of the computation of basic (loss)/earnings per share in accordance with the two-class
method.
Non-vested
restricted stock does not have a contractual obligation to share in the losses and therefore, has been excluded from the basic loss per share calculation for the six-month
period ended June 30, 2024 due to the losses in the
six-month
period ended June 30, 2024 and the diluted loss per share calculation for the six-month
period ended June 30, 2025 due to losses in the
six-month
period ended June 30, 2025. The denominator of the basic (loss)/earnings per common share excludes any non-vested
shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic (loss)/earnings per common share includes the total shares issuable upon the cashless exercise of the Class B1 and Class C1 warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. The Company calculates basic and diluted (loss)/earnings per share as follows:

		For the six- month period ended June 30, 2024		For the six-month period ended June 30, 2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net (loss)/income	(7,970,332)	(7,970,332)	2,588,391	2,588,391
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(379,166)	(379,166)	(377,083)	(377,083)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(2,862,000)	(2,862,000)	(1,818,000)	(1,818,000)
Less: Undistributed earnings allocated to non-vested shares	—	—	(11,926)	—
Change in fair value of warrants	—	—	—	(508,232)

Net (loss)/income attributable to common shareholders, basic and diluted	(11,211,498)	(11,211,498)	381,382	(114,924)

Denominator
Weighted average number of shares outstanding, basic	234,474	234,474	733,370	733,370
Unexercised warrants (Note 8)	—	—	—	1,070,950
Effect of dilutive shares	—	—	—	1,070,950
Weighted average number of shares outstanding, diluted	234,474	234,474	733,370	1,804,320
(Loss)/earnings per share	(47.82)	(47.82)	0.52	(0.06)

As of June 30, 2025, the most dilutive method was the
two-class
method and the diluted loss
pe
r share reflects the potential dilution from the conversion of Class B2 and C2 warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 1,070,950 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share and options and any incremental shares resulting for the exercise of the unexercised Class A Warrants that were out of the money as of the reporting date, calculated using the treasury stock method, as well as the 4,935,672 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of June 30, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants were 3,177 common shares, the aggregate number of unveste
d res
tricted shares were 22,932 and the aggregate number of options to purchase common shares were 10,000.
As of June 30, 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted shares to purchase common shares, any incremental shares resulting from the exercise of the unexercised Class A, B2 and C2 warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method, as well as the 4,935,672 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of June 30, 2024, the number of common shares that can potentially be issued under the outstanding warrants were 6,416,713 common shares and the aggregate number of unvested restricted shares were 530.

10.	Revenues
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six-month period ended June 30, 2024	Six-month period ended June 30, 2025
Time charter revenues	4,890,224	4,462,503
Voyage charter revenues	18,148,252	14,087,390
Other income	580,729	858,112

Total	23,619,205	19,408,005
The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month
period ended June 30, 2025 was $645,164 and is included within “Voyage charter revenues” in the above table, while for the time charters hire is payable in advance.
As of December 31, 2024 and June 30, 2025, receivables from the Company’s voyage charters amounted to $1,246,222 and $3,732,797, respectively.
As of December 31, 2024 and June 30, 2025, the Company recognized nil and $27,891, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.

As of December 31, 2024 and June 30, 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $4,825,000 and $437,444, respectively. The Company recognized the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2024. The Company will recognize the undelivered performance obligation as of June 30, 2025 as revenues in the third quarter of 2025.
The Company’s time charters have a duration of up to 2 months. As of June 30, 2025, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Equity Compensation Plan
Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 14 of the 2024 Consolidated Financial Statements.

12.	Income Taxes
The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.

13.	Commitments and Contingencies
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable
time charter contracts as of June 30, 2025, amount to $802,100 during the 12-month period
ending June 30, 2026.

14.	Subsequent Events
In July 2025, the Company paid dividends of
$
189,583
on its Series A preferred shares to Imperial Petroleum Inc.
In August and September 2025, 422,464 of Class B2 warrants and 250,000 of C2 warrants were exercised, resulting in a ggr
egate proceeds for the Company of $2,043,615.